UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

ETRIALS WORLDWIDE, INC.
(Name of Subject Company)
ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
29786P103
(CUSIP Number of Common Stock)

Joseph (Jay) F. Trepanier
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:
Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Script for address on May 5, 2009 by M. Denis Connaghan, Chief Executive Officer of etrials Worldwide, Inc., to employees of etrials Worldwide, Inc.

Project Tarheel Employee Communication Points

Good morning and thank you all for attending. For those of you in the West, I appreciate your getting to the phone before dawn.

I’m sure you’re all wondering why we are having an impromptu all-hands meeting at this early hour of the work day.

This is an exciting day for etrials, you our employees, our clients and shareholders.

I’m very pleased and excited to inform you that today BioClinica has announced its intent to acquire etrials.

That said, the acquisition is not yet final, but it is expected to close in mid to late June, and is subject to terms and conditions outlined in today’s press release and subsequent SEC filings.

Financial terms of the agreement can also be found in the release, but I can share with you that this is primarily a stock transaction.

Due to the regulatory nature of publicly traded companies, there are limits to what I can say, and to what types of activities each company can participate in, prior to the merger being finalized.

For those of you who are unfamiliar with BioClinica, it is the company formed after the acquisition of Phoenix Data Systems by Bio-Imaging Technologies.

BioClinica provides global clinical trial solutions, including imaging core lab services, eClinical technologies (primarily EDC and IVR), data management, and medical coding.

The company’s global headquarters are in Newtown, PA, with other locations in King of Prussia, PA, Leiden, the Netherlands and Lyon, France.

The company employs nearly 450.

Both companies and their boards of directors view this as powerful and mutually beneficial to both organizations, in particular, to our clients in the growing eClinical marketplace.

With the addition of etrials’ eClinical portfolio and expertise to BioClinica’s robust services, both companies should be better positioned to become a major player in the space, offering clients a unique and comprehensive eClinical offering.

For now, both companies are working diligently to move toward the completion of the transaction.

Upon that completion of the merger in the mid to late June, we will be able to work directly with the BioClinica team.

Because we are both publically traded companies, we must work separately, but in parallel, moving toward the goal of integrating both organizations.

Additionally, over the coming weeks and down the stretch, there will be a series of employee-related communications designed to address your outstanding questions. These communications will be regular ensuring that as more details become available they get to you in a timely manner.

The integration of our organizations’ work environments is a high priority, and I ask for your patience. Getting it right is of the utmost importance.

That said, I am able to share with you answers to some of the most obvious questions – the first of which is our working relationship with our clients.

The message from Mark Weinstein, CEO of BioClinica, and me is to forge ahead at full speed with enthusiasm and commitment in the support of our clients.

Continue to work with your clients as usual, and place a high emphasis on quality and timely customer service.

You are our company’s greatest asset, and our clients rely on you for their very important clinical study work. That must remain our top priority!

•	Now...you’re probably wondering about benefits....at this time, all of your current benefit plans will remain intact.

In general, BioClinica’s benefits package is very comparable to our own, but details regarding benefits will be addressed in subsequent communication sessions over the coming weeks.

•	In terms of the organizational structure....Your current organizational and reporting environment will stay intact and will remain business as usual with your operating center remaining in Morrisville.

•	Products and Solutions suite...Intact also.

There is very little overlap between our products and clients and theirs, which is a terrific benefit, making the synergies between the two companies that much stronger, and offering a tremendous market opportunity for the combined companies.

•	From a career perspective...this offers all of you the opportunity to work within a larger company, which in turn presents new and greater opportunities for career development, additional training, and the ability to acquire new skills.

•	In terms of client communication...Immediately following this meeting, the senior management team will be making calls to clients, followed by an email blast, a letter and over the next few weeks, client visits, as well as the posting of a client-facing FAQ document to our web site.

In closing, we are very excited about this acquisition and what it will provide all etrials stakeholders; you our employees, our clients and our shareholders.

I’d like to remind all of you that given the nature of this event, it is of the utmost importance that we do not discuss these matters with anyone outside of etrials.

We are all still under confidentiality agreements. Due to SEC guidelines, we are all not permitted to trade either company’s stock at this time, so consider this a black out period.

Again, this is an exciting time for us all. All of us on the management team and our Board are exceptionally confident that this is a great opportunity for our organization and you should too.

I’d like to thank you all for your hard work and dedication.

Now, I’d like to introduce to you Mark Weinstein, President and CEO of BioClinica. Mark—thank you for being here this morning and welcome.

At this point, we’ll open it up to Q&A.

For now I’m certain that you will have more questions than we have answers, but I’ll be as forthcoming as possible.

# # #

FAQ delivered to etrials Worldwide, Inc. employees on May 5, 2009.

etrials Worldwide — Employee Frequently Asked Questions
General
Q. What is the effective date of the acquisition of etrials by BioClinica?
A: The public announcement of the BioClinica offer to acquire etrials Worldwide, Inc., takes place today on May 5, 2009. However, the acquisition is subject to a sufficient number of etrials’ shares being tendered and accepted by BioClinica and the subsequent merger of etrials and a wholly owned subsidiary of BioClinica.
Q: When will the acquisition be final?
A: The merger agreement between etrials and BioClinica was signed May 4, 2009. The transaction is expected to close in mid to late June 2009.
Q: When will the transition take place?
A: Because we are both publically traded companies, there are a set of procedures and regulations that we must adhere to, including SEC rules. As such, we are limited to the types of activities that can take place until the transaction is completed.
Through this time and up to the time of completion of the transaction, more details will become available as to the integration of the two organizations working environments.
Both companies are working diligently to move toward the completion of the transaction. Upon that completion, etrials will be able to work directly with the BioClinica team. Because we are both publically traded companies, we must work separately, but in tandem.
Q. What are the financial terms?
A. The financial terms of the agreement are outlined in the press release that was published on our web site this morning and in documents being filed with the SEC.
Q. Who is BioClinica?
A: BioClinica is the company formed after the acquisition of Phoenix Data Systems by Bio-Imaging Technologies. BioClinica provides global clinical trial solutions, including imaging core lab services, eClinical technologies (primarily EDC and IVR), data management, and medical coding.
The company’s global headquarters are in Newtown, PA with other locations in King of Prussia, PA, the Netherlands and France.

Q: Why is BioClinica acquiring etrials?
A: With the acquisition of etrials, the added personnel and technology strongly positions BioClinica as a top eClinical provider, capable of providing a comprehensive solution to improve the clinical development and commercialization process for sponsors of any size.
Q: Why has etrials agreed to be acquired?
A: etrials is delighted to be acquired by BioClinica because we view this as a tremendous opportunity to expand our product offering and client base to accelerate company growth.
In addition, with the combined entities and within the growing eClinical environment, being a part of a much larger organization, especially during a time of economic uncertainty, will put us in a much better competitive position.
Q: Who will lead this initiative?
A: etrials’ CEO, Denis Connaghan, will work closely with BioClinica’s CEO, Mark Weinstein, along with Peter Benton, BioClinica’s Executive Vice President and President of its eClinical Division, in order to drive BioClinica’s strategic planning and ensure the success of this transaction.
Q. When will our clients and sites be informed of this change?
A: Client communication will begin immediately. We are currently planning several actions to inform our customers and make sure that they are aware and comfortable with this change.
On May 5, an email message will be sent to all client contacts to inform them of the planned change. This email campaign will be closely followed by telephone calls from their etrials’ contacts. Additional client communication actions are planned when the acquisition is finalized.
Q: How can I learn more about BioClinica?
A: BioClinica is committed to making this transition as smooth as possible for all etrials employees. You can learn more about BioClinica, its clients, office locations, and leadership, by visiting: www.bioclinica.com.
Q: I have specific questions that were not addressed on this document. Who should I contact?
A: Please contact your respective SMT member with any questions about this change.

Job/Position-related
Q: How does this benefit etrials’ employees?
A: This agreement makes etrials employees part of a larger, financially secure and growing global organization. BioClinica has a public history of growth and financial stability with a long-tenured management team (see NASDAQ: BITI).
As employees with a larger company, this presents greater opportunities for career development, training, and the ability to acquire new skills.
Q: How will my job be affected as a result of this acquisition?
A: Once the acquisition closes in mid to late June, we hope that all etrials’ employees will choose to become BioClinica employees.
The economic rationale for this acquisition is based on growing demand for BioClinica products and services, and our combined talent and capabilities will be necessary to deliver them.
Keeping all of our existing clients is, of course, a top priority and the valuable service provided by etrials’ employees will be crucial to support clients without interruption.
Q: Will my job responsibilities change?
A: Customer service will remain the highest priority. In terms of job responsibilities, it should be business as usual for all etrials employees.
Q: Who will be my team lead/manager at BioClinica?
A: As both companies transition to close the merger transaction, details such as organizational structure will be finalized. We do not anticipate any immediate changes in the reporting structure.
Q. Will our clients/project work be affected?
A. No. Again, consider it business as usual for all client work. The agreement is designed to be seamless and transparent to clients and their projects, but our clients will now have the ability to gain access to an expanded set of services and capabilities, as will the current BioClinica clients.
For more information on client communication, please refer to the Client-Facing FAQ.
Q: How will my clients be notified?
A: Michael Mickens and etrials’ executives are scheduling email, phone and personal meetings with all clients regarding the agreement.
Please direct any other inquiries to your appropriate manager immediately upon receiving them.

Q: I receive and respond to RFPs for etrials. Will I continue to do so for BioClinica?
A: Sales, Contracts and Proposals, and Sales Operations professionals should continue to drive RFP’s forward under the etrials’ name until the acquisition is finalized.
HR-related — Benefits, Payroll, PTO
Q: Will my healthcare and dental benefits change?
A: Yes, but not immediately. Over the coming weeks, BioClinica and etrials’ management will assess the current benefits plans of both companies to prepare a comprehensive benefits package for all etrials’ employees.
When completed, a full orientation and presentation with all of the details and open enrollment period will occur.
BioClinica’s overall benefits package is comparable to etrials, but there will be differences.
The current BioClinica benefits package includes:
•	Major Medical through Independence Blue Cross

•	Prescription card

•	Dental Plan

•	Flexible Spending Accounts

•	Company Paid Life and AD&D Insurance

•	Company Paid Short-term and Long-term Insurance

•	401(k) Plan with matching

•	Paid Time Off and Holiday Policy

•	Tuition Reimbursement

•	Flexible Work Schedules
Q: Will our payroll schedule change?
A: Yes, but not until the transaction has been consummated which is expected to be in June. BioClinica’s payroll schedule is biweekly, not the first and the 15th of the month as it is here at etrials. However, ADP is still being used.
Q: Are there different HR policies, agreements and/or procedures that employees will need to follow? When is the joint company integration plan to be rolled out?
A: BioClinica’s human resources are planning the integration strategy, which is scheduled to be rolled out after the transaction has been consummated. This will consist of the benefits transition, HR policies and procedures manual, distribution of agreements (confidentiality, invention assignment, insider trading), along with training on BioClinica’s HR systems.

Q: What happens to my unused vacation time?
A: BioClinica will honor all vacation hours earned, but not taken, by hired employees as of the closing date of the acquisition.
Q: Will I have sick/personal time available to me?
A: Sick/personal days will fall under the BioClinica benefit plan. BioClinica’s benefit team members will be conducting presentations regarding all benefits in May. These presentations will include offering an understanding of BioClinica’s time off programs.
Q: What is BioClinica’s holiday schedule?
A: BioClinica will recognize nine (9) U.S. business holidays per year when the offices will officially be closed. The UK holiday schedule is being reviewed along with human resource-related matters, and is slated to be rolled out along with the full BioClinica HR presentation and orientation on benefits.
Q: What will happen with my etrials’ Retirement Plan?
A: The details of the etrials’ 401K retirement plan will be worked out over the coming weeks and shared as soon as available after the acquisition is finalized. At that time, if you choose, you may rollover your eligible etrials’ retirement plan assets to your new BioClinica plan.
Until then and as it stands now, etrials’ plan participants may still manage their accounts and transfer within the available investment options.
Other General Questions:
Q. Are there going to be immediate management changes?
A: There will be no immediate management changes. For the next five to six weeks, our management and all employees will remain focused on servicing our clients and closing many of the exciting opportunities our sales team have identified.
Q. Where is the company HQ going to be located?
A: The Newtown, Pennsylvania (USA) office will be the worldwide company headquarters for BioClinica, Inc.
Q: Will etrials’ offices be closed or relocated?
A: The Morrisville office will continue to be the center of etrials’ operations. There are no plans to close it.

Q: Will the stock ticker symbol change?
A: The etrials stock ticker symbol would change to BioClinica’s ticker symbol on the NASDAQ exchange (BITI) when the transaction is consummated.
Q: What happens to our etrials stock and/or options?
A: If you tender your shares of etrials common stock that you hold and the tender is accepted by BioClinica, or if you do not tender and the proposed merger occurs, you will receive in either case the following for each share:
* $0.15 in cash;
* 0.124 of a share of BioClinica common stock; and
* 0.076 of a share of BioClinica Series A-1 preferred stock.
If the merger occurs, all options will vest in full. If you hold options with an exercise price less than $0.9028, you will have the right to elect either to:
* exercise all of your options prior to the merger and receive the cash and shares of BioClinica stock discussed above; or
* receive cash equal to $0.9028 per option less the exercise price of the option.
If the merger occurs and you hold options with an exercise price greater than or equal to $0.9028, you will receive cash equal to $0.9028 per option less the exercise price of the option. If the exercise price of your option is greater than or equal to $0.9028 you will not receive anything and the option will be cancelled.
Q: Are employees allowed to buy BioClinica and/or etrials’ stock?
A: At this time there is a black out period in effect for transactions in either etrials (ETWC) and/or BioClinica (BITI) stock by either company’s employees. Jay Trepanier will notify etrials’ employees once this black out period is over and employees may once again buy stock.
Notice to Investors
The tender offer for the outstanding shares of common stock of etrials Worldwide, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bio-Imaging Technologies, Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and etrials will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. etrials stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Bio-Imaging (with respect to documents filed by Bio-Imaging with the SEC) by going to the Investor Relations section of Bio-Imaging’s website at www.bioclinica.com, or from etrials (with respect to documents filed by etrials with the SEC) by going to the Investor Relations section of etrials’ website at www.etrials.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

Letter, dated May 5, 2009, delivered to etrials Worldwide, Inc. clients.

Tuesday, May 5, 2009
Dear valued clients:
As president and CEO of etrials Worldwide, Inc., I’m pleased to inform you of BioClnica Inc.’s intent to acquire etrials. The merger agreement between etrials and BioClinica was signed yesterday, May 4, 2009, and the transaction is scheduled to close in mid to late June 2009.
BioClinica is the company formed after the acquisition of Phoenix Data Systems by Bio-Imaging Technologies. The company provides global clinical trial solutions, including imaging core lab services, eClinical technologies (primarily EDC and IVR), data management, and medical coding.
BioClinica shares the same values we do, and we are confident that we can combine and continue the tradition we have for innovative eClinical solutions, excellent service, deep expertise and an environment our clients and employees want to be a part of.
We have decided to seek a merger with BioClinica because we believe that a larger organization will allow us to provide a wider array of products and services and more depth. A larger organization will also mean our employees will benefit from even more and stronger career opportunities.
I also want to assure you that your study project work will remain uninterrupted and our highest priority remains on customer service. You will continue to have the same etrials’ contacts for your studies.
If the transaction is consummated as scheduled, we will be able to provide you with new services and areas of expertise in the very near future. We look forward to discussing those in more depth with you. However, there are several things we want to point out that will not change:
•	You will continue to work with the same etrials’ people you are now.

•	You will not need to do anything to continue to work with etrials. All user accounts, links, and support remain the same.

•	Our fee structure will not change.

•	The eClincial services and solutions we have provided you in the past will continue to be offered by the combined company.
We understand that now, more than ever, our clients are dealing with complicated financial constraints, and we are committed to doing what it takes to provide superior service designed to meet your individual study needs.
Once again, on behalf of our entire team at etrials, it’s my pleasure to announce this exciting news. We will be contacting you shortly to personally address any of your individual questions.
Meanwhile, please see the attached Frequently Asked Questions document, and visit the BioClinica web site (www.bioclinica.com) to learn more.
Thank you very much for your continued partnership and support.
Sincerely,
M. Denis Connaghan
President and CEO

FAQ accompanying the letter dated May 5, 2009 delivered to etrials Worldwide, Inc. clients and to be available to etrials Worldwide, Inc. stockholders on the etrials Worldwide, Inc. website.

etrials Worldwide — Clients & Shareholders FAQ
General
Q: What are you announcing today?
A: On May 5, 2009, BioClinica announced that it has signed an agreement to acquire etrials Worldwide, Inc.
BioClinica, the operating name of Bio-Imaging Technologies, Inc., is a recognized industry leader and one of the largest providers of central core imaging and eClinical solutions, with a global customer and partner base across pharmaceutical, biotechnology, medical device and contract research organizations.
BioClinica is publicly held (NASDAQ: BITI) and based in Newtown, Pennsylvania.
Q: What are the financial details of this acquisition?
A. The financial terms of the agreement are outlined in the press release that was published on each company’s web site this morning and in documents being filed with the SEC.
Management of BioClinica will discuss the proposed transaction on its regularly scheduled earnings conference call scheduled for May 6, 2009 at 11a.m. EST.
Q: When will this acquisition be finalized?
A: The merger agreement between etrials and BioClinica was signed May 4, 2009. The transaction is expected to close in mid to late June 2009.
Q: Why did BioClinica move to acquire etrials?
A: The decision to acquire etrials was to accelerate both companies’ strategy to consistently deliver increased value to customers. Today, customers are looking for broader, more integrated and sophisticated, real-time uses of clinical trial information with improved data quality and both companies are moving to address these changing dynamics.
With the proven capabilities etrials has brought to market, the combined companies can expand the value of that information by providing market-leading, comprehensive eClinical technology and data management capabilities.
Q: Is there product overlap between BioClinica and etrials?
A: etrials’ offerings have minimal overlap with BioClinica products and, as a result, will extend the ability to capitalize on emerging business growth opportunities and deliver significant added value to each company’s customers, partners and shareholders.

Q: How does this affect etrials’ business partners?
A: BioClinica and etrials are committed to continue and grow relationships with business partners after the acquisition is complete.
Clients
Q: How will etrials’ customers benefit?
A: etrials’ customers will benefit from an increase in investment, global reach and critical mass as part of BioClinica. Customer success and satisfaction come first at BioClinica and the company is committed to long-term support and enhancement of the products that etrials’ customers have chosen. Customers using products acquired from etrials will continue to be primarily supported by their current contacts and processes.
Q: How will BioClinica customers benefit?
A: The addition of etrials’ technology and expertise to BioClinica’s existing eClinical services portfolio will further enable customers to gain comprehensive and customizable solutions that enhance pharmaceutical and biotech companies’ ability to process and store clinical trial data.
Q: How will the etrials team fit organizationally within BioClinica?
A: BioClinica will fold etrials into its eClinical Services division under Peter S. Benton, BioClinica Executive Vice President and President of eClinical Services.
There will be no immediate management changes. etrials’ management and all employees will remain focused on servicing our clients and securing new business opportunities that etrials’ sales team has identified.
Q: As an etrials or BioClinica client, will our level of support change?
A: No. It is “full speed ahead” for all client work. The acquisition is designed to be seamless and transparent to clients and their projects. Both companies will continue to support each respective client and their studies utilizing current eClinical solutions, contacts and processes.
There will continue to be 24x7 help desk support for etrials’ customers.
Additionally, when the acquisition is finalized, etrials’ customers will also be able to leverage the power and scale of the BioClinica worldwide sales, services and support infrastructure.
Q: As etrials’ clients, will our day-to-day contacts (Project Manager) change?
A: No. Day-to-day contacts (project managers) for etrials’ client projects and studies will not change.

Q: Where is the company HQ going to be located?
A: The Newtown, Pennsylvania (USA) office will be the worldwide company headquarters for BioClinica, Inc.
BioClinica also has office locations in King of Prussia, Pennsylvania (USA), the Netherlands and Lyon, France. etrials’ Morrisville, North Carolina (USA) office will continue to be the center of etrials’ operations. etrials has a location in Sittingbourne, UK.
Q: How many employees will the combined company have?
A: The combined company will employ approximately 550 people.
Shareholders
Q: Will the stock ticker symbol change?
A: When the acquisition is finalized, the etrials stock ticker symbol will change to BioClinica’s ticker symbol on the NASDAQ exchange (BITI).
Q: What happens to our etrials stock?
A: Please reference the documents filed with the SEC and posted on the BioClinica web site (www.bioclinica.com) and on the etrials web site (www.etrials.com).
Q: Will etrials be holding its first quarter 2009 earnings call on May 12, as scheduled?
A: No, in light of the agreement, etrials will not be holding its Q1 2009 earnings call on May 12, as publically announced on April 24, 2009.
Earnings information will be reported in etrials’ Quarterly Report on Form 10-Q.
Notice to Investors
The tender offer for the outstanding shares of common stock of etrials Worldwide, Inc. has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Bio-Imaging Technologies, Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and etrials will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read both the tender offer statement, including the offer to purchase and letter of transmittal, and the solicitation/recommendation statement because they will contain important information. etrials stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Bio-Imaging (with respect to documents filed by Bio-Imaging with the SEC) by going to the Investor Relations section of Bio-Imaging’s website at www.bioclinica.com, or from etrials (with respect to documents filed by etrials with the SEC) by going to the Investor Relations section of etrials’ website at www.etrials.com. Stockholders and other investors are urged to read those materials carefully prior to making any decisions with respect to the offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.
By:	/s/ Joseph F. Trepanier, III
Joseph (Jay) F. Trepanier, III
Chief Financial Officer

Dated: May 5, 2009